MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
OPERATIONS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 including the related notes therein, which are prepared in accordance with Canadian generally accepted accounting principles. This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein. Such forward-looking statements should be given careful consideration undue reliance should not be placed on these statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

Overview

Response Biomedical Corp. (“Response Biomedical” or “the Company”) develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a portable fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has eight RAMP tests available for environmental and clinical (health) testing applications and the Company has plans to commercialize additional tests.

The Company has not been profitable since inception and expects to continue incurring operational losses due primarily to the expansion of manufacturing operations, increased sales and marketing programs and, to a lesser extent, increased general and administrative costs. Since inception, Response Biomedical has financed its operations and capital expenditures primarily through equity and debt offerings and, to a much lesser extent, government grants. The Company expects that its losses will fluctuate from quarter to quarter and that such losses may be substantial. As of December 31, 2003 the Company’s deficit was $30,899,957.

Although Response Biomedical believes that there will be a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful. Significant efforts are being made by companies with greater resources than Response Biomedical to develop competing technologies and products. The success of Response Biomedical will depend upon the ability of the Company to demonstrate that the performance of its products exceeds that of competing tests. Additionally where relevant, the Company may be required to show that the results of its products are similar to more expensive laboratory-based products. For clinical testing applications, the Company requires a number of regulatory approvals to market its products, the most important being approval by the United States Food and Drug Administration. Although uncertain at this time, there may be likelihood that regulatory approvals could be required at some point in the future for the Company’s environmental testing products. The market for the Company’s products will also be influenced by competing technologies and the success of the Company’s business will be highly dependent on the degree of protection provided by its intellectual property. The Company must also obtain funding for the development and commercialization of its products on reasonable terms and must compete for capital with firms within the medical diagnostics industry as well as with firms in other sectors. The recruitment and retention of personnel skilled in product development and manufacturing is critical for the Company to achieve its objectives. The Company attempts to reduce business and product development risk through a number of different strategies. For example, the Company seeks to establish relationships with strategic partners to assist in the development, funding and marketing of some of the Company’s products. This allows Response Biomedical to focus on using its own resources to develop additional product candidates and exploit new applications for its technology, further enhancing the number of product opportunities available to the Company. Response Biomedical will also continue to review and wherever practical, expand upon its intellectual property portfolio to safeguard what the Company believes to be its technological competitive advantages.

RESULTS OF OPERATIONS
For the Years ended December 31, 2003 and December 31, 2002

For the fiscal year ended December 31, 2003, the Company reported a net loss of $4,191,602 ($0.09 per share) as compared to a net loss of $4,673,656 ($0.11 per share) for the fiscal year ended December 31, 2002. Improved results are due to the transition from a development to manufacturing company.

Revenues and Cost of Sales
2003 Represented the Company’s first full year of product and service sales. Revenues from product sales for the year ended December 31, 2003 were $827,795 as compared to $151,958 for the year ended December 31, 2002. For 2003, environmental (biodefense) product sales were $567,872 as compared to $113,811 in 2002; clinical (cardiac) product sales were $170,781 compared to $38,147; and vector (west nile virus) product sales were $89,142 compared to $nil in 2002.

Revenues from contract service fees and collaborative research agreements for the year ended December 31, 2003 were $455,958 as compared to $37,250 for the year ended December 31, 2002. The main component of the 2003 revenue was a RAMP miniaturization project.

Cost of sales for the year ended December 31, 2003 was $742,564 compared to $62,779 for the prior year. This increase reflects the Company’s increased sales. Cost of sales includes direct manufacturing labour and materials costs, and allocated overhead.

Gross margin for the year ended December 31, 2003 was 42.2% compared to 66.8% for the prior year. As product sales only commenced in the latter part of 2002, the 2003 gross margin represents a more accurate gross margin percentage.

Expenses
Research and development expenditures for the year ended December 31, 2003, decreased to $2,169,461 from $2,672,351 for the year ended December 31, 2002. The decrease reflects the Company’s transition from an R&D to a manufacturing organization. The main components of the decrease in costs reflect reduced payroll costs as staff were transferred to manufacturing, reduced material consumed costs and reduced legal fees for patent protection.

Marketing and business development expenses totaled $855,502 during the year ended December 31, 2003 as compared to $462,928 for the same period in 2002. The increase is primarily due to the addition of sales staff, and higher promotion costs in 2003 for marketing the Company’s environmental system to the North American market.

General and administrative expenses increased to $1,316,790 for the year ended December 31, 2003, from $1,257,155 in the same period in 2002. This change was mainly due to costs of increased professional services and related expenses required to support improved corporate communications activities including stock-based compensation expense.

Other Income/Expenses
For the year ended December 31, 2003, the Company recorded miscellaneous income of $nil. For the year ended December 31, 2002, the Company recorded miscellaneous income of $24,985 comprising $9,985 for RAMP Anthrax Test Kits, sold for evaluation purposes, and grant income in the amount of $15,000 representing a grant received in May 2002 from National Research Council Canada to assist in the development of the RAMP Anthrax Test.

During the year ended December 31, 2003, interest expense was $407,343 compared to $446,073 for the same period in 2002. The interest expense in 2003 included, $329,039 (2002 - $403,481) representing amortization of the deemed fair market value of bonus shares and warrants issued to lenders as part of a credit facility, $6,481 (2002 - $34,862) relating to the 9% (2002-8%) per annum interest paid on loans from shareholders and directors, and $69,666 (2002 - $7,730) relating to use of the demand loan facility.

During the year ended December 31, 2002, the Company recognized a gain on settlement with creditors of $15,832 relating to the final dividend payment to unsecured creditors. This was part of the Company’s proposal to settle outstanding debt, which resulted in the Company being discharged from creditor protection in March 2002.

LIQUIDITY AND CAPITAL RESOURCES
Since changing its name to Response Biomedical Corp. in 1991, the Company has financed its operations primarily through equity and debt financings and government grants. From 1991 to December 31, 2003 the Company has received $597,659 in grant revenue, and raised $26,069,503 from the sale and issuance of equity securities net of share issue costs.

During the year ended December 31, 2003, the Company received net proceeds of $2,576,816 from the sale of equity securities through private placement, as compared to $1,316,714 for the year ended December 31, 2002.

During the year ended December 31, 2003, the Company received net proceeds of $677,148 from the exercise of warrants and stock options into shares, as compared to $1,723,795 for the year ended December 31, 2002.

The Company’s net working capital position as of December 31, 2003 was a deficit of $1,595,439 a decrease in working capital of $524,673 from 2002, primarily as a result of increases in bank and shareholder loans and an increase in accounts payable and accrued liabilities.

During 2003, the Company experienced a net loss of $4,191,602 versus a net loss of $4,673,656 for the same period in 2002. The decrease is due to the Company’s increase in revenues during 2003.

Until the Company receives additional revenue from product sales, it will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements and possibly debt financing.

As at December 31, 2003, the Company has outstanding warrants at exercise prices between $0.45 and $0.75 per share, which if fully exercised, would result in the receipt of approximately $2.5 million. The Company also has 6,110,350 stock options outstanding of which 5,153,438 are exercisable at prices between $0.27 and $1.78 per share and which, if fully exercised, would result in the receipt of approximately $2.5 million.

RISKS AND UNCERTAINTIES
In addition to the general business risks outlined in the Overview, the Company has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate partners or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient funding may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop itself.

Foreign Exchange and Inflation
Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in US dollars. . The Company mitigates foreign exchange risk as it maintains US dollar bank accounts that are used to pay for expenses in US dollars.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities and the Company’s loans having fixed and variable interest rates.

QUARTERLY INFORMATION FOR 2003 AND 2002
The following is selected quarterly financial information of the Company for the years ended December 31, 2003 and December 31, 2002:

	4TH Quarter	3RD Quarter	2ND Quarter	1ST Quarter	Total
2003	$	$	$	$	$
Total	377,444	255,825	446,320	204,164	1,283,753
Revenues
Net Loss	1,072,434	1,172,724	893,120	1,053,324	4,191,602
Loss per	0.02	0.02	0.02	0.02	0.09
share[1]
2002
Total	151,958	37,250	–	–	189,208
Revenues
Net Loss	938,246	1,191,563	1,101,364	1,442,483	4,673,656
Loss per	0.02	0.03	0.03	0.03	0.11
share[1]

1 Since the Company’s stock options and warrants are anti-dilutive, fully diluted earnings per common share has not been provided.